FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 11, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

CORPORATE GOVERNANCE

Buenos Aires, May 11, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the resolutions adopted on Corporate Governance by the Company’s Board of Directors at the meeting held on May 7, 2004.

1-  Appointment of the Audit Committee’s members.

Directors Roberto Fortunati, Nicolás Perkins and Cedric Bridger were appointed as regular members of the Audit Committee and Alternate Director Pablo Cavallaro was appointed as alternate member.

2-   Approval of Policies, Codes and Directives consistent with the Transparency rules in force in Argentina and the Sarbanes Oxley Act.

For the purpose of complying with the Corporate Governance requirements set forth both in the Argentine Public Offering Transparency Regime and in the United States Sarbanes Oxley Act, also including the pertinent international best practices, the beforementioned Board of Directors approved the following documents: (1) Code of Policies and Market Relations; (2) Directive on Reporting of Irregularities and Conflicts of Interest; (3) Directive on personal loans to Directors and Executive Officers; (4) Code of Conduct and Business Ethics.

The contents of the approved documents will be soon loaded into the Company’s Web Site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 05/11/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

    Title:   Attorney